Filed by Liberty Media Corporation pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) of the

Securities Exchange Act of 1934

Subject Company: Liberty Media Corporation

Commission File No. 001-35707

Subject Company: Sirius XM Holdings Inc.

Commission File No. 001-34295

Excerpts from the Transcript of Liberty Media Corporation
at the Morgan Stanley Technology, Media and Telecom Conference held on March 4, 2014

Benjamin Swinburne, Analyst, Morgan Stanley & Co. LLC

Maybe you can update everybody here on the exchange offer process, and I know it came up on Friday on the earnings call, but your appetite for completing this exchange, has it changed at all now that Time Warner Cable/Comcast has been announced?

Gregory B. Maffei, President, Chief Executive Officer & Director, Liberty Media Corp.

I’ll take the latter part first. No. We still believe that a roll-in of SiriusXM is attractive, both for Liberty and for the SiriusXM shareholders. Eliminates duplicity, eliminates two classes of stock, effectively more and more looking common. I mean, having common assets. So the logic for doing it still remains. That having been said, we control SiriusXM today. We don’t need to do that deal. We have other ways to get capital. As you’ve noted, we’ve got other ways to address this over time.

It’s not a case where we’re going to chase, through the exchange ratio, something that’s unattractive. We already trade at a little discount, less than we have historically, but still a discount to NAV. So inherently, those shareholders are already receiving a premium though our stock. So the combination makes us, we’ll be judicious.

Benjamin Swinburne

And any update on timing for this process, special committee, all that stuff?

Gregory B. Maffei

As we are working with their advisors, no. We really haven’t gotten any response yet from them, and I don’t mean to throw them under the bus, but they’re gathering their information, we’re answering questions, and we’ll see how it goes.

Benjamin Swinburne

And as you noted when you guys announced this, I guess back in January, buybacks have been a big part of the SIRI investment thesis. It’s certainly encouraged by Liberty. Does the potential or appetite to buy back stock change if and when SIRI is absorbed within Liberty?

Gregory B. Maffei

No. As I think I noted earlier, we bought back, since [Liberty Media was created], we bought back over half the stock of Liberty Media. So it’s not as if we’re adverse, either at the SIRI level or the Liberty Media level, to return capital. What I do think will be different is, there’ll be a series of potential investments that we’ll just make the decision. Is it more attractive to do share repurchase or to allocate capital elsewhere? I know there’s appreciation for share repurchase, but I like to believe that we get some permission slip for having been good investors and that we are not going to allocate that capital to poor investments or what we believe are poor investments.

We’re going to return it if we don’t see an attractive option. We’ve got no desire to build the empire. We’re happy to shrink it if that’s more attractive. But if we see something, we want to have flexibility, and the SIRI thing would make some of that easier.

Benjamin Swinburne

On SIRI’s fundamental outlook, Greg, you’ve been quite bullish on the business. It’s done incredibly well, particularly executing on the merger. If you look at the guidance for 2014, they do suggest a slowdown in subscriber growth. Does that change how you think about the value of the asset or do you think there’s something happening in the business or is it just law of large numbers?

Gregory B. Maffei

Well, I think there’s some of the law of large numbers, they’re something that actually this is going to be a slower growth rate for SAR growth. This is also, there’s a change in how with one big OEM we calculate car growth just because of a shifting of the relationship. No change in the underlying true relationship, but how it’s accounted for. So all of those factor into what our SAR growth, assuming what our new subscriber growth will be.

But I think there is an enormous group of customers. 250 million cars on the road, 200 million are probably driving. We don’t need 100% share of those. We’re sitting at 26 million-ish subscribers. We’ve got lots of room to grow in that premium category and do very well and there’s probably some elasticity, there’s probably incremental services, there’s incremental value we can offer them over time that I feel very good about.

Benjamin Swinburne

What have been the changes that management has made, since you guys took control, changed the CEO, particularly around telematics, maybe DRM stuff that you think may have impacted the business?

Gregory B. Maffei

Well, I think Jim Meyer and his team are absolutely focused on how to build long-term value. And you’ve seen the investments they made in, first, in the used car market and how that’s paying dividends today. Next in the telematics, where I think that growth is several years down the road, it’s a smallish business today but lots of upside and lots of interesting ways it opens up our business into the international markets far better, working through our OEM relationships. And then I think longer term, they’re very focused on, and rightly, the opportunity into the markets — the cars, rather, that we have pre-installed with SiriusXM capability but do not have a relationship with. And by the end of 2018, that’s going to be something like 100 million cars have SiriusXM capabilities.

If we’re sitting somewhere between 26 million and 30 million, pick your own number about how many subscribers, there’s 70-million-plus cars on the road which we can either provide free content to, some amount of content to, use as a barker channel, figure out a way to monetize and some way or other provide valuable services to them because we already have a relationship through the radio but we don’t have a relationship that generates any value for them or us. I think that’s an enormous opportunity that they’re very focused on.

Benjamin Swinburne

The connected car opportunity, threat, depending on your world view, is a big topic. With SIRI, Pandora is going to be here Thursday morning. I’m sure they’ll be talking about it. How do you see SIRI transitioning from satellite delivery towards IP and what that means for their economics and their competitive position?

Gregory B. Maffei

Well, having a back channel, having an opportunity to have two-way communication, is clearly valuable for lots of services, including SiriusXM. Will we lose some uniqueness because our satellite capacity today is a very powerful asset? Arguably. We’ll still have that asset to do lots of things, and if you think about the future with things like cheap storage and being able to push stuff down, I think that’s very interesting.

If you think about our opportunity to create more of a two-way service and more valuable to our customers through a two-way connection, that’s very interesting. And a lot of our differentiation, because we’re pre-installed, because we have an OEM relationship and, most of all, because we have unique differentiated content, is not going to change. So I think there will be a proliferation of services probably that increase because of the two-way connectivity. As I said, I think we’ll get some value from that and we’ll get ways we can add value to our customers.  Again, 200 million cars on the road, we don’t need every single car out there. And we’ve been able to show growth, even as some of these streaming services have grown, we’ve been able to continue to show growth that I think have a very durable franchise.

Benjamin Swinburne

There’s different rights regimes that deal with satellite and IP delivery. It’s pretty expensive to be in the streaming audio business. Do you look at changes in that as a risk to SIRI’s position? Would you like to see it become cheaper to stream audio, in which case it will be a better economic model for SIRI? Or how do you look at that sort of barrier to entry versus [indiscernible]?

Gregory B. Maffei

Yeah. I think if you look at the reality of the marketplace, the one with the — what most people choose is free terrestrial radio and they’re the ones that have no content costs, right? So to sit there and a little bit to discuss whether it’s better to be a streamer or satellite and what your content costs are misses the point that the biggest market that’s still out there is free with free content costs and a regime that is far more attractive in terms of how content works for them.

So I think the bickering or the arguing about whether satellite’s treated better or streaming is treated better is missing the larger point, which is terrestrial’s treated very, very well, much better than either of us.

Audience Question and Answer

Question

. . . Question going back to the SIRI buy-in, since you control that asset, it seems like it’s primarily, it’s not entirely a financial transaction. So I would guess your willingness to pay is a function of your need for capital and then your alternate source of capital. So...

Gregory B. Maffei

I think that’s a good analysis.

Question

Okay. Great. So could you help us think about those alternate sources of capital? If you needed to raise $2 billion, $3 billion, $4 billion ...

Gregory B. Maffei

Sure.

Question

What do you think is attractive?

Gregory B. Maffei

Well, I think you saw some of the things we did to raise capital in the latter half of 2013. We did a convert with a bond warrant that effectively made it up about 75% up off of about 148 spot something like that, 250 kind of conversion. Long-term, low-cost capital because the bond warrant’s deductible. It actually has a net negative cost in the interim. That was an example of attractive way to raise money. There are other ways we could raise money at a debt level or equity-linked debt at Liberty Media parent or potentially at any of its subs and have them drive capital. Frankly, you’ve seen us get capital out of Sirius through their share repurchase of our stock and them. That’s another source. And then depending on the project, we’ve had, for example, when it was potentially discussed that we’d be out doing cable, we had many people approach us about co-investing alongside that.

And one other one, I guess, we’ve looked at is, should we have some kind of — all you guys out there with the 2-and-20 kind of trade, should we have some other pool of capital that we could access that would be like that and maybe on a deal-by-deal basis, not a blind pool, but some way that we would be able to create a private pool alongside our public equities. Those are some examples.

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Forward Looking Statements

The foregoing transcript includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements about the proposed acquisition of the shares of Sirius not currently owned Liberty and its subsidiaries, anticipated benefits of the proposed transaction, and other matters that are not historical facts. These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including, without limitation, the ability of Liberty to negotiate mutually satisfactory definitive transaction documents with Sirius, the ability of Liberty and Sirius to complete any such proposed transaction, the ability of Liberty to complete the distribution of its Series C common shares, the ability of the combined company to realize the expected benefits of the proposed transaction, general market conditions, changes in law and government regulations and other matters affecting the business of Liberty. These forward-looking statements speak only as of the date of the foregoing transcript, and Liberty expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Liberty’s expectations with regard thereto or any change in events, conditions, or circumstances on which any such statement is based. Please refer to the publicly filed documents of Liberty, including the most recent Form 10-K, for additional information about Liberty and about the risks and uncertainties related to Liberty’s business which may affect the statements made in the foregoing transcript.

Additional Information

Nothing in the foregoing transcript shall constitute a solicitation to buy or an offer to sell Liberty’s Series C common shares or Liberty’s existing common stock. The offer and sale of Series C common shares in the proposed transaction will only be made pursuant to an effective registration statement. Liberty stockholders and other investors are urged to read the registration statement to be filed with the SEC, including the proxy statement/prospectus to be contained therein, because they will contain important information about the issuance of shares in the proposed transaction. Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov). Copies of the filing together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112, Attention: Investor Relations, (720) 875-5420.

Participants in a Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of proposals relating to the approval of the issuance of the Series C common shares in the proposed transaction. Information regarding the directors and executive officers of Liberty and other participants in the proxy solicitation and a description of their respective direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials to be filed with the SEC.